Exhibit 99.3

EXECUTION COPY

SHARE PURCHASE AGREEMENT,

dated as of June 16, 2014,

among

STAR BULK CARRIERS CORP.,

MIRACH SHIPPING COMPANY LIMITED,

BLUESEA INVEST AND HOLDING LIMITED

and

MIRABEL SHIPHOLDING & INVEST LIMITED

i

ii

iii

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT, dated as of June 16, 2014 (this “Agreement”), among Star Bulk Carriers Corp., a Marshall Islands corporation (“Parent”), Mirabel Shipholding & Invest Limited, a company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1785399 (the “Holdco”), Mirach Shipping Company Limited, a company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1719641 (the “Dioriga Seller”), and Bluesea Invest and Holding Limited, a company limited by shares incorporated under the laws of the British Virgin Islands with BVI company number 1776697 (the “Positive Shipping Seller” and, together with the Dioriga Seller, each a “Seller” and collectively, the “Sellers”).

RECITALS

WHEREAS, the Holdco, directly or indirectly or through nominees beneficially owns all of the issued and outstanding shares, without par value, of each of the Sellers;

WHEREAS, the Dioriga Seller owns Five Hundred (500) registered shares, without par value (the “Dioriga Shares”), of Dioriga Shipping Co., a Marshall Islands corporation (“Dioriga”), representing all of the issued and outstanding shares of capital stock of Dioriga;

WHEREAS, the Positive Shipping Seller owns Five Hundred (500) registered shares, without par value (the “Positive Shipping Shares” and, together with the Dioriga Shares, collectively the “Shares”), of Positive Shipping Company, a Marshall Islands corporation (“Positive Shipping” and, together with Dioriga, each a “Company” and collectively, the “Companies”), representing all of the issued and outstanding shares of capital stock of Positive Shipping;

WHEREAS, simultaneously with the execution of this Agreement, Parent has entered into an agreement and plan of merger (the “Merger Agreement”) among Parent, Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of Parent (“Pappas Holdco Merger Sub”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Holdco”), Millennia Limited Liability Company, a Marshall Islands limited liability company (the “Pappas Holdco”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (the “Oaktree Seller”) and Millennia Holdings, LLC, a Marshall Islands limited liability company (the “Pappas Seller”), pursuant to which the Oaktree Holdco will be merged with and into Oaktree Holdco Merger Sub and the Pappas Holdco will be merged with and into the Pappas Holdco Merger Sub (the “Merger”), with the Oaktree Holdco Merger Sub and the Pappas Holdco Merger Sub continuing as the surviving companies and wholly-owned subsidiaries of Parent;

WHEREAS, subject to the consummation of the Merger, the Sellers wish to sell to Parent, and Parent wishes to purchase from the Sellers, all of the Shares pursuant to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1. Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person; provided, however, that, for purposes of this Agreement with respect to a Seller Party, an Affiliate of such Seller Party shall also include any shareholder of a Seller Party. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, in no event shall Parent or its Subsidiaries be deemed an Affiliate of any Seller Party.

“Aggregate Consideration” means 3,592,728 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Aggregate Dioriga Consideration” means 1,304,427 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Aggregate Positive Shipping Consideration” means 2,288,301 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Borrowed Indebtedness” means, with respect to any Person as of any date of determination, any obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date).

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York or Athens, Greece are authorized or required by applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, termination, executive compensation, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy, agreement or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of any Company has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by any Company.

“Company Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including the Owned Vessel), liabilities or results of operations of the Companies, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Companies operate, (D) acts of war, sabotage, terrorism or natural disasters or (E) other than for purposes of Section 5.2 and Section 5.14(b) (and, to the extent related thereto, the conditions set forth in Section 10.3(a)), the announcement or consummation of the Transactions; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Companies, taken as a whole, relative to other entities operating in the industry in which the Companies operate, or (ii) that has or would reasonably be expected to materially impair the ability of the Seller Parties to perform their respective obligations under this Agreement or materially delay the ability of the Seller Parties to consummate the Transactions.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“ERISA” means any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including Nasdaq.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) commitments of such Person as of such date for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of such Person as of such date with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any banker’s acceptance or letter of credit to the extent undrawn or uncalled, (B) any endorsement of negotiable instruments for collection in the ordinary course of business and (C) any liabilities under any agreement between a Company, on the one hand, and Parent or any of its Affiliates, on the other hand.

“Knowledge of Sellers” or any similar phrase means the knowledge of the following persons: Milena Pappas and Alekos Pappas.

“Knowledge of Parent” or any similar phrase means the knowledge of the following persons: Spyros Capralos, Simos Spyrou, Zenon Kleopas, and Georgia Mastagaki.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to the Owned Vessel, and to which the Owned Vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Owned Vessel’s classification society or the insurer(s) of such Owned Vessel.

“Material Contracts” means each Contract set forth on, or required to be set forth on, Section 5.12(a) of the Seller Disclosure Letter.

“Nasdaq” means the NASDAQ Stock Market LLC.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, the Companies, other than the Owned Vessel.

“Oceanbulk F-1” means the registration statement on Form F-1 of Oceanbulk Carriers Inc., in the form confidentially filed by the Company with the SEC on May 9, 2014.

“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2013, and the footnotes thereto, set forth in Parent’s Annual Report filed on Form 20-F for the fiscal year ended December 31, 2013.

“Parent Board” means the board of directors of Parent.

“Parent Common Stock” means shares of common stock, par value $0.01, of Parent.

“Parent Disclosure Documents” means any form, report, schedule, statement or other document required to be filed by Parent with the SEC or distributed or otherwise disseminated to Parent’s stockholders in connection with the Transactions, including a proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and the matters to be voted upon thereat (together with any amendments or supplements thereto.

“Parent Disclosure Letter” means the disclosure letter dated the date hereof regarding the Merger Agreement that has been provided by Parent, the Oaktree Holdco Merger Sub and the Pappas Holdco Merger Sub to the Oaktree Seller, Pappas Seller, Oaktree Holdco and Pappas Holdco, and that has concurrently been delivered to Petros Pappas for purposes of this Agreement.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage, terrorism or natural disasters or (E) other than for purposes of Section 6.3 and Section 6.17(g) of the Merger Agreement as incorporated herein by reference in Section 6.8 (and, to the extent related thereto, the conditions set forth in Section 10.2(a)), the announcement or consummation of the Transactions; provided that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Parent and Parent’s Subsidiaries, taken as a whole, relative to other entities operating in the industry in which Parent and Parent’s Subsidiaries operate, or (ii) that has or would reasonably be expected to materially impair the ability of Parent to perform their respective obligations under this Agreement or materially delay the ability of Parent to consummate the Transactions.

“Parent Permitted Liens” means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other maritime Liens incidental to the conduct of the business of Parent and its Subsidiaries or the ownership of Parent’s or its Subsidiaries’ property and assets, and which do not in the aggregate materially detract from the value of Parent or its Subsidiaries’ assets or materially impair the use thereof in the operation of its business or (vi) Liens listed on Section 1.1(a) of the Parent Disclosure Letter.

“Permitted Liens” means (i) Liens disclosed in the Oceanbulk F-1, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company’s books and records), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (v) other maritime Liens incidental to the conduct of the business of any Company or the ownership of any Company’s property and assets, and which do not in the aggregate materially detract from the value of any Company’s property or assets or materially impair the use thereof in the operation of its business or (vi) Liens listed in Section 1.1(a) of the Seller Disclosure Letter.

“Parent Stockholders Meeting” means a meeting of the stockholders for the sole purpose of seeking the Transactions Approval.

“Per Share Price” means the average of the volume weighted average price per share of Parent Common Stock on Nasdaq (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Parent and the Sellers’ Representative) for the five (5) consecutive trading days ending on and including the Closing Date.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Registration Rights Agreement” the registration rights agreement attached as Exhibit F to the Merger Agreement.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“SEC” means the United States Securities and Exchange Commission.

“Seller Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Seller Parties to Parent.

“Sellers’ Representative” means the Holdco.

“Special Committee” means the transaction committee of disinterested directors established by the Parent Board in connection with the contemplated Merger.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, tonnage (including under Greek Law), franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than (a) Parent or its Subsidiaries or (b) the Seller Parties, any Company or any of their respective Affiliates.

“Transactions” means the transactions contemplated hereby.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed in the Seller Disclosure Letter or the Parent Disclosure Letter, all such amendments, supplements or modifications must also be listed in the applicable Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c) Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affiliate Contract	8.4
Agreement	Preamble
Certificates	3.1(b)
Closing	2.1(c)
Closing Date	2.1(c)
Company	Recitals
Company Charter Documents	5.1
Company Fundamental Representations	12.1(a)
Company Securities	5.3(b)
Confidentiality Agreement	7.3
Damages	12.1(b)
Dioriga	Recitals
Dioriga Seller	Preamble
Dioriga Shares	Recitals
End Date	11.1(b)(i)
Equitable Exceptions	4.1(c)
Holdco	Preamble
Indemnified Person	12.1(c)
Interested Party Transaction	5.19
Material Parent Breach	11.1(c)
Material Seller Breach	11.1(d)
Merger	Recitals
Merger Agreement	Recitals
MIBCA	5.3(a)
Oaktree Holdco	Recitals
Oaktree Holdco Merger Sub	Preamble

Term	Section
Oaktree Seller	Recitals
Owned Vessel	5.11(a)
Pappas Holdco	Preamble
Pappas Holdco Merger Sub	Recitals
Pappas Seller	Preamble
Parent	Preamble
Parent Common Stock	6.5(a)
Parent Fundamental Representations	12.1(a)
Parent Indemnified Persons	12.1(b)
Parent Merger Representations	6.8
Parent Preferred Stock	6.5(a)
Parent Securities	6.5(d)
Parent Subsidiary Securities	6.6(c)
Policies	5.17
Positive Shipping	Recitals
Positive Shipping Seller	Preamble
Positive Shipping Shares	Recitals
S&K Opinion	8.3
Seller Fundamental Representations	12.1(a)
Seller Indemnified Persons	12.1(c)
Seller Party	4.1
Sellers	Preamble
Sellers’ Counsel	12.19
Shares	Recitals
Subject Shares	8.5(b)
Subject Shares Release Date	8.5(a)
Survival Date	12.1(a)
Third Party Claims	12.1(e)(i)
Transactions Approval	6.2(a)
Transfer	8.5(a)
Transfer Taxes	9.7

ARTICLE II

THE PURCHASE AND SALE OF SHARES

SECTION 2.1. Purchase and Sale of Shares.

(a) Purchase and Sale of Dioriga Shares. At the Closing and upon the terms and subject to the conditions of this Agreement, the Dioriga Seller will sell, assign, transfer and deliver to Parent, and Parent will purchase and acquire from the Dioriga Seller, all of the Dioriga Seller’s right, title and interest in and to the Dioriga Shares in exchange for the Aggregate Dioriga Consideration.

(b) Purchase and Sale of Positive Shipping Shares. At the Closing and upon the terms and subject to the conditions of this Agreement, the Positive Shipping Seller will sell, assign, transfer and deliver to Parent, and Parent will purchase and acquire from the Positive Shipping Seller, all of the Positive Shipping Seller’s right, title and interest in and to the Positive Shipping Shares in exchange for the Aggregate Positive Shipping Consideration.

(c) Closing. The closing of the Transactions (the “Closing”) shall take place in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 substantially concurrently with the Closing of the Merger Agreement, or if the conditions set forth in Article X are not satisfied or waived by such date then on the third (3rd) Business Day after the date the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Sellers’ Representative may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

ARTICLE III

SURRENDER AND PAYMENT

SECTION 3.1. Surrender and Payment.

(a) The number of shares of Parent Common Stock to be delivered to the Sellers hereunder will be, in the aggregate, an amount that shall not exceed the Aggregate Consideration.

(b) At the Closing, each Seller shall deliver to Parent the certificate or certificates (the “Certificates”) evidencing the Dioriga Shares or Positive Shipping Shares, as applicable, owned by each of the Sellers, accompanied by stock powers duly executed in blank from each Seller and any other duly executed instruments of transfer required to transfer good and marketable title to the Shares to Parent in a form reasonably acceptable to Parent (it being understood that such instruments shall not require the Sellers or any other Person to make any representations, warranties, covenants or agreements not expressly set forth in this Agreement). The Sellers’ Representative shall confirm to Parent at least three (3) Business Days prior to the Closing Date that it or the Sellers have in their possession such Certificates and such executed instruments of transfer.

(c) At the Closing, upon surrender for cancellation to Parent of all of the Certificates that represent all of the Dioriga Shares and/or Positive Shipping Shares, as applicable, owned by the Sellers (together with such duly executed instruments of transfer), (i) the Dioriga Seller shall be entitled to receive (and shall receive from Parent) in exchange therefor shares of Parent Common Stock issued in book-entry form representing the Aggregate Dioriga Consideration, and (ii) the Positive Shipping Seller shall be entitled to receive (and shall receive from Parent) in exchange therefor shares of Parent Common Stock issued in book-entry form representing the Aggregate Positive Shipping Consideration. Without limiting the post-closing obligations of Parent hereunder, all shares of Parent Common Stock delivered upon the surrender for exchange of Dioriga Shares or Positive Shipping Shares, as applicable, in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Dioriga Shares or Positive Shipping Shares, as applicable.

(d) If at any time during the period between the date of this Agreement and the Closing, any change in the number of outstanding shares of Parent Common Stock shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Parent Common Stock) is declared with a record date during such period, then the Aggregate Consideration, the Aggregate Dioriga Consideration, the Aggregate Positive Shipping Consideration and any other provisions hereunder that reference a fixed number of shares of Parent Common Stock shall be equitably adjusted to reflect such change; provided, that the Per Share Price shall be subject to adjustment pursuant to this Section 3.1(d) until the Subject Shares Release Date.

SECTION 3.2. Withholding Rights. Notwithstanding any provision contained herein to the contrary, Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If Parent so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which Parent made such deduction and withholding.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

SECTION 4.1. Representations and Warranties.

Except as set forth in the Seller Disclosure Letter, the Sellers and the Holdco (each a “Seller Party” and, collectively the “Seller Parties”), jointly and severally represent and warrant to Parent with respect to the Seller Parties as follows:

(a) Organization, Existence and Good Standing. Each Seller Party is duly organized, existing and in good standing under the laws of its jurisdiction of incorporation or formation, as the case may be.

(b) Power and Authority. Each Seller Party has full corporate (or equivalent) power and authority to execute and perform this Agreement and, if applicable, the Registration Rights Agreement. Each Seller Party’s execution and delivery of this Agreement and the Registration Rights Agreement and the performance by it of all of its obligations hereunder and thereunder has been duly approved prior to the date of this Agreement by all requisite action of its board of directors, shareholders, or trustees, as the case may be, and no other corporate (or equivalent) proceedings are necessary on the part of such Seller Party to authorize the execution, delivery and performance by such Seller Party of this Agreement and the Registration Rights Agreement.

(c) Enforceability. This Agreement has been and the Registration Rights Agreement will be duly executed and delivered by each Seller Party party thereto and, assuming due execution and delivery by the other parties hereto and thereto, constitute and will constitute a legal, valid, and binding agreement of each Seller Party party thereto, enforceable against each such Seller Party party thereto in accordance with their terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (clauses (i) and (ii), collectively, the “Equitable Exceptions”).

(d) Consents. Assuming the accuracy of the representations and warranties set forth in Section 6.2(b), no consent, authorization, order or approval of, or filing or registration with, any Governmental Authority is required for or in connection with the consummation by the Seller Parties of the Transactions, other than (i) the filing and recordation of appropriate transfer or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which each Seller is qualified to do business and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of Nasdaq.

(e) Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement or the Registration Rights Agreement, nor the consummation by any Seller Party party thereto of the Transactions will conflict with or constitute a breach of any of the terms, conditions or provisions of such Seller Party’s certificate or articles of incorporation or formation, by-laws, agreement of limited partnership, operating agreement, trust agreement or declaration of trust, or other organizational documents, as the case may be. Neither the execution and delivery of this Agreement or the Registration Rights Agreement by any Seller Party party thereto, nor the consummation by such Seller Party of the Transactions will, assuming the compliance with the matters referred to in Section 4.1(d), conflict with or constitute a breach of any Law, except for any such conflicts or breaches which would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Transactions.

(f) Conflicts Under Contracts. No Seller Party is a party to, or bound by, any unexpired, undischarged, or unsatisfied written or oral Contract under the terms of which either the execution, delivery and performance by such Seller Party of this Agreement or, if applicable, the Registration Rights Agreement, or the consummation of the Transactions by such Seller Party, will require a consent, approval, or notice or result in a lien on any Shares owned by such Seller Party.

(g) Title to Shares. The Dioriga Seller has good and valid title to the Dioriga Shares, and the Positive Shipping Seller has good and valid title to the Positive Shipping Shares, as applicable, free and clear of all Liens, except Permitted Liens, all of which Permitted Liens or other Liens (other than restrictions on transfer under applicable securities laws and Liens created by Parent or its Affiliates under this Agreement or in connection with the Transactions) will be discharged at or prior to the Closing. Such Seller Party has no other equity interests or rights to acquire equity interests in any Company.

(h) Contracts Relating to Shares; Parent Common Stock. A list of all Contracts restricting or otherwise relating to the voting, dividend rights or disposition of Dioriga Shares and/or Positive Shipping Shares is set forth on Section 4.1(h) of the Seller Disclosure Letter, and all such contracts, agreements or arrangements shall be terminated at or prior to Closing. Section 4.1(h) of the Seller Disclosure Letter also sets forth each Seller Party’s (and each of its Affiliates’) record and beneficial ownership of shares of Parent Common Stock as of the date hereof and as of immediately prior to the Closing.

(i) Litigation. There is no claim, action, suit or legal proceeding pending or, to the Knowledge of Sellers, threatened against any Seller Party by any Person (including any Affiliates of such Person) not a party to this Agreement, before any Governmental Authority which seeks to prevent such Seller Party from consummating the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES WITH RESPECT TO THE COMPANIES

Except as set forth in the Seller Disclosure Letter, or accurately disclosed in the Oceanbulk F-1 (other than the Exhibits to the Oceanbulk F-1 and other than any risk factor disclosure or forward-looking statements included in the Oceanbulk F-1 and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), the Seller Parties jointly and severally represent and warrant to Parent that:

SECTION 5.1. Organization, Qualification and Corporate Power. Each Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Company Material Adverse Effect. The Companies have heretofore made available to Parent true and complete copies of the articles of incorporation and other organization documents of each of the Companies (the “Company Charter Documents”) as currently in effect as of the date hereof.

SECTION 5.2. Noncontravention. The execution, delivery and performance by each Seller Party of this Agreement, and the consummation by the Seller Parties of the Transactions do not and will not (i) violate any provision of the certificate of incorporation or Memorandum and Articles of Association (or comparable organization documents, as applicable) of any Company, (ii) assuming compliance with the matters referred to in

Section 4.1(d), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.1(d), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any Company under any provision of any Material Contract or any Governmental Authorization of any Company or (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens or Liens created by Parent or its Affiliates, on, any asset of any Company.

SECTION 5.3. Capitalization.

(a) The Shares represent all of the authorized capital stock of the Companies which are authorized and which are issued and outstanding. All of the Shares have been duly authorized. All of the Shares are validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the Marshall Islands Business Corporations Act (“MIBCA”) and the articles of incorporation or bylaws of the Companies or any agreement to which the Companies are a party or otherwise bound.

(b) There are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Companies, (ii) securities of the Companies convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Companies, (iii) warrants, calls, options or other rights to acquire from the Companies, or other obligation of the Companies to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Companies, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Companies (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Companies to repurchase, redeem or otherwise acquire any of the Company Securities. The Companies are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any capital stock of the Companies or other Company Securities. Except as may be required by applicable securities Laws and regulations and other than the Company Charter Documents, the Companies are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any capital stock of the Companies or other Company Securities.

(c) There is no outstanding Indebtedness of the Companies having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Companies may vote.

(d) The Companies do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by the Companies been held of record by five hundred (500) or more Persons.

SECTION 5.4. Subsidiaries. None of the Companies has any Subsidiaries or owns, directly or indirectly, any equity or other ownership interests in any Person. None of the Companies is subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

SECTION 5.5. Disclosure Documents. The information with respect to the Companies or the Seller Parties that any of the Companies and/or the Seller Parties supply in writing to Parent specifically for use in the Parent Disclosure Documents, at the time of the filing of such Parent Disclosure Documents or any amendment or supplement thereto and at the time of any distribution or dissemination of such Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.6. Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by each Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) There is no audit or other proceeding pending against or with respect to any Company, with respect to any material amount of Tax. There are no material Liens on any of the assets of any Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) Each Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) None of the Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) None of the Companies is a party to any Tax allocation or sharing agreement.

(f) None of the Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Companies are the only members).

(g) None of the Companies has any liability for the Taxes of any Person (other than any of the Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h) None of the Companies is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) None of the Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior two (2) years.

(j) None of the Companies has, or since its date of incorporation has had, a permanent establishment in any country other than the country of its organization.

(k) Each Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l) No written claim has ever been made by any Governmental Authority in a jurisdiction where any Company does not file Tax Returns that any Company is or may be subject to taxation by that jurisdiction.

SECTION 5.7. Compliance with Laws; Governmental Authorizations.

(a) Each Company is, and since the date of its incorporation has been, in compliance with all Laws and Governmental Authorizations to which such entity, or the Owned Vessel or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a Company Material Adverse Effect.

(b) Each Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have an Company Material Adverse Effect.

SECTION 5.8. Absence of Certain Changes; No Undisclosed Liabilities.

(a) Since their respective dates of incorporation, (i) the Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a Company Material Adverse Effect.

(b) Other than as expressly required by this Agreement, from December 31, 2013 through the date hereof, there has not been any action taken by any Company that, had such action occurred after the date of this Agreement without Parent’s consent, would constitute a breach of Section 7.1.

(c) There are no liabilities of any Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed on Section 5.8(c) of the Seller Disclosure Letter, (ii) liabilities incurred in the ordinary course of business since the date of each Company’s incorporation and which are not, individually or in the aggregate, material to the Companies, taken as a whole, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities that would not have a Company Material Adverse Effect. None of the Companies is a party to, nor do the Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Company in the Oceanbulk F-1.

SECTION 5.9. Tangible Personal Assets. The Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any Company to conduct its business as currently conducted.

SECTION 5.10. Borrowed Indebtedness and Cash. The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Companies as of March 31, 2014 is set forth in Section 5.10 of the Seller Disclosure Letter.

SECTION 5.11. Vessels; Maritime Matters.

(a) Section 5.11(a) of the Seller Disclosure Letter contains a list of all vessels owned by any Company (the “Owned Vessel”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Owned Vessel is currently operating in the spot market or time chartered market, of the Owned Vessel. There is no vessel chartered-in by any Company pursuant to a charter arrangement. The Owned Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a Company Material Adverse Effect. Each Company is qualified to own and operate the Owned Vessel under applicable Laws, including the Laws of the Owned Vessel’s flag state, except where such failure to be qualified would not have a Company Material Adverse Effect. The Owned Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Owned Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a Company Material Adverse Effect.

(b) The Owned Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Sellers, (i) no event has occurred and no condition exists that would cause such Owned Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) With respect to the Owned Vessel, one of the Companies, as applicable, is the sole owner of such Owned Vessel and has good title to such Owned Vessel free and clear of all Liens other than Permitted Liens.

(d) Prior to the date of this Agreement, the Companies have delivered and made available to Parent accurate, complete and correct copies of the most recent inspection reports relating to the Owned Vessel.

SECTION 5.12. Contracts.

(a) Except as set forth on Section 5.12 (a) of the Seller Disclosure Letter, neither Company is a party to any Contract involving consideration in excess of $100,000.

(b) The Companies have heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof. Except for breaches, violations or defaults which would not have a Company Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Companies, and to the Knowledge of Sellers, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with their terms, and (ii) none of the Companies, nor to the Knowledge of Sellers, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the Companies has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 5.13. Litigation. Except as set forth in Section 5.13 of the Seller Disclosure Letter, there is no Action pending or, to the Knowledge of Sellers, threatened against any Company. No officer or director of any Company is a defendant in any Action commenced by any equityholder of any Company with respect to the performance of his duties as an officer or a director of any Company under any applicable Law. There is no material unsatisfied judgment, penalty or award against any Company or any of its Subsidiaries. None of the Companies is subject to any Orders.

SECTION 5.14. Employee Benefits.

(a) Since their respective dates of incorporation, neither Company has (i) maintained, sponsored or contributed to or had any actual or potential liability or obligation with respect to any Company Benefit Plan, or (ii) employed or engaged any Person as an employee, consultant or independent contractor of such Company.

(b) Except as set forth in Section 5.14(b) of the Seller Disclosure Letter, the execution of, and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any Company.

SECTION 5.15. Labor and Employment Matters. There are no material pending or, to the Knowledge of Sellers, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any Company. Since their respective dates of incorporation, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of any of the Companies, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have a Company Material Adverse Effect. None of the Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of Sellers, there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of any Company.

SECTION 5.16. Environmental. Except for any matter that would not have a Company Material Adverse Effect, (a) each Company is and has been in compliance with all Environmental Laws, (b) each Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of Sellers, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each Company has provided to Parent all material documents in its possession related to compliance with or liability under Environmental Laws.

SECTION 5.17. Insurance. The Companies maintain protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Owned Vessel in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Section 5.17 of the Seller Disclosure Letter includes a list of all such Policies. None of the Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a Company Material Adverse Effect. None of the Companies has received any written notice that any Policy has been cancelled. There are no material claims individually or in the aggregate by any Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 5.18. Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Seller Parties or the Companies who might be entitled to any fee or commission in connection with this Agreement or the Transactions.

SECTION 5.19. Interested Party Transactions. Except as set forth in Section 5.19 of the Seller Disclosure Letter, any Company Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between any Company, on the one hand, and any current or former officer or director of any Company or any of such officer’s or director’s immediate family members or Affiliates, any other Affiliates of such Company (other than the other Company), or any Seller Party or any of its Affiliates (other than any Company), on the other hand (any such Contract or arrangement, an “Interested Party Transaction”), and (b) no Seller Party or Affiliate of any Company or Seller Party possesses, directly or indirectly, any material financial interest in, or is a director or officer of, any Person which is a material supplier, customer, lessor or lessee of any Company.

SECTION 5.20. Certain Business Practices. None of the Companies nor (to the Knowledge of Sellers), any director, officer, agent or employee of any Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of any Company, (b) made any bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of any Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption laws, in each case relating to the business of the Companies or (c) made any other unlawful payment relating to the business of any Company.

SECTION 5.21. Investment in Parent Common Stock. Each Seller is acquiring the Parent Common Stock for its own account for the purpose of investment and not with a view to or for sale in connection with a distribution. Except for the transactions contemplated by the Registration Rights Agreement, the Sellers do not have an arrangement (whether or not legally binding) to effect any distribution of the Parent Common Stock to or through any Person. Each Seller understands that the Parent Common Stock to be delivered to such Seller at Closing will not be registered under the 1933 Act or any other United States state securities laws by reason of specified exemption from the registration provisions thereof, which depends upon, among other things, the bona fide nature of its investment intent as expressed herein, and that such Parent Common Stock may not be transferred or sold except pursuant to the registration provisions of the 1933 Act and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom. Each Seller is an “accredited investor” as defined in Regulation D promulgated under the 1933 Act. No Seller is required to be registered as a broker-dealer under Section 15 of the 1934 Act, and no Seller is a broker-dealer. The Sellers are not purchasing the Parent Common Stock and the Parent Common Stock were not offered to the Sellers by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which the Sellers were invited by any of the foregoing means of communications. Without limiting the representations, warranties, agreements and covenants of Parent set forth in this Agreement or the Registration Rights Agreement, each Seller acknowledges that it has had the opportunity to review the books and records and other information regarding Parent that it has deemed necessary to make an informed investment decision with respect to the investment and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Parent concerning the terms and conditions of the acquisition of the Parent Common Stock and the merits and risks of investing in the Parent Common Stock; (ii) access to information about Parent and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that Parent possesses or can acquire without unreasonable effort or expense. Each Seller (together with his, her or its advisors, if any) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Parent Common Stock. Each Seller has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Parent Common Stock.

SECTION 5.22. No Other Representations or Warranties. The Seller Parties have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of Parent, which investigation, review and analysis was done by the Seller Parties and their respective representatives. In entering into this Agreement, each of the Seller Parties acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of Parent or its Affiliates (except the specific representations made in Article VI). Except for the representations and warranties contained in Article VI and in the certificate delivered by the Parent pursuant to Section 10.2(e), each of the Seller Parties acknowledges that (a) none of Parent or any other Person on behalf of Parent makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Parent or its business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose or (ii) the probable success or profitability of Parent or the business thereof after the Closing and (b) except in the case of fraud, neither the Parent or any other Person will have or be subject to any liability or indemnification obligation to the Seller Parties or any other Person resulting from the distribution to the Seller Parties or any other Person, or their use of, any information provided in connection with the

Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the Parent Disclosure Letter, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by Parent and publicly available during the period beginning on or after January 1, 2013 and ending five (5) days prior to the date hereof (other than any risk factor disclosure or forward-looking statements included in such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), Parent represents and warrants to the Seller Parties that:

SECTION 6.1. Organization, Qualification and Corporate Power. Parent is an entity duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Parent has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Parent Material Adverse Effect. Each of (a) the third amended and restated articles of incorporation of Parent filed as Exhibit 1 to Parent’s Report on Form 6-K filed with the SEC on October 15, 2012 and (b) the second amended and restated bylaws of Parent filed as Exhibit 3.1 to Parent’s Report on Form 6-K filed with the SEC on July 30, 2013, is currently in effect, true and complete and has not been amended, supplemented or otherwise modified as of the date hereof.

SECTION 6.2. Authorization.

(a) The execution, delivery and performance by Parent of this Agreement, the Registration Rights Agreement and the consummation by Parent of the Transactions are within the corporate powers of Parent and, except for the Transactions Approval (as defined below), have been duly authorized by all necessary corporate action on the part of Parent. The only votes of the holders of any of Parent’s capital stock necessary in connection with the Transactions are the affirmative vote of the holders of a majority of the shares of Parent Common Stock present (in person or by proxy) and voting at the Parent Stockholders Meeting to approve this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Merger Agreement (the “Transactions Approval”). This Agreement and the Registration Rights Agreement constitutes or will constitute a valid and binding agreement of Parent enforceable against it in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.1(d), the execution, delivery and performance by Parent of this Agreement, the Registration Rights Agreement and the consummation by Parent of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and requirements of Nasdaq, including the filing of the Parent Disclosure Documents with the SEC.

SECTION 6.3. Noncontravention. The execution, delivery and performance by Parent of this Agreement, the Registration Rights Agreement and the consummation by Parent of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of Parent or its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 6.2(b), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with matters referred to in Section 6.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent or its Subsidiaries under any provision of any material Contract to which Parent or its Subsidiaries is a party or any Governmental Authorization of Parent or its Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien, other than Parent Permitted Liens, on any asset of the Parent or its Subsidiaries.

SECTION 6.4. Fees. Except for Evercore Group L.L.C., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with this Agreement, the Registration Rights Agreement or the Transactions. Parent has furnished to Representatives of the Companies true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 6.5. Capitalization of Parent.

(a) The authorized capital stock of Parent consists of (i) 300,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”) and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the date of this Agreement, (i) 29,493,769 shares of Parent Common Stock are issued and outstanding, and (ii) no shares of Parent Common Stock are held in the treasury of Parent. As of the date hereof, no shares of Parent Preferred Stock are issued and outstanding. All outstanding shares of capital stock of Parent and all shares of Parent Common Stock to be issued to the Sellers pursuant to this Agreement have been duly authorized. All outstanding shares of capital stock of Parent have been, and, upon issuance, all shares of Parent Common Stock to be issued to the Sellers pursuant to this Agreement will be, validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the MIBCA and the articles of incorporation or bylaws of Parent or any agreement to which Parent is a party or otherwise bound.

(b) No antidilution or similar adjustments with respect to any Parent Securities will occur or be required as a result of the issuance and sale of the Parent Common Stock to the Sellers pursuant to this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 5.21, the offer and sale of the Parent Common Stock to the Sellers pursuant to this Agreement shall be qualified or exempt from the registration requirements of the 1933 Act and the registration and/or qualification requirements of all applicable state securities Laws.

(c) There is no outstanding Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d) Except as set forth in Section 6.6(d-1) of the Parent Disclosure Letter, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of

Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any of the Parent Securities. Except for the Oaktree Stockholders Agreement and the Pappas Stockholders Agreement (each, as defined in the Merger Agreement), Parent is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Parent Common Stock or other Parent Securities. Except as may be required by applicable securities Laws and regulations and other than Parent’s third amended and restated articles of incorporation and second amended and restated bylaws currently in effect, Parent is not bound by any obligations or commitments of any character restricting the transfer of, or, except as set forth in Section 6.6(d-2) of the Parent Disclosure Letter, requiring the registration for sale of, any shares of Parent Common Stock or other Parent Securities.

SECTION 6.6. Subsidiaries.

(a) Section 6.7(a) of the Parent Disclosure Letter sets forth a complete and correct list of each Subsidiary of Parent together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof.

(b) Each Subsidiary of Parent has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect. Each such Subsidiary of Parent is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has heretofore made available to the Seller Parties true and complete copies of the articles of incorporation, bylaws, certificates of formation, certificate of incorporation, limited liability company agreement (or comparable organization documents, as applicable) of each of its Subsidiaries.

(c) All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent directly or indirectly, free and clear of any Liens (other than Parent Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of any of Parent’s Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from any of Parent’s Subsidiaries, or other obligations of any of Parent’s Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Parent, being referred to collectively as the “Parent Subsidiary Securities”). Except as set forth in Section 6.7(c) of the Parent Disclosure Letter, none of the Subsidiaries of Parent owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Subsidiaries of Parent as set forth in Section 6.7(a) of the Parent Disclosure Letter. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except as set forth in Section 6.7(c) of the Parent Disclosure Letter, neither Parent nor the Subsidiaries of Parent are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

SECTION 6.7. Borrowed Indebtedness and Cash. The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of Parent and its Subsidiaries as of March 31, 2014 is set forth in Section 6.24 of the Parent Disclosure Letter.

SECTION 6.8. Representations and Warranties. Sections 6.2(b), 6.4, 6.8 through 6.20, 6.22, 6.23 and 6.25 (the “Parent Merger Representations”) of the Merger Agreement are hereby incorporated into this Agreement, mutatis mutandis, and Parent hereby makes the Parent Merger Representations to the Seller Parties.

ARTICLE VII

CONDUCT PENDING THE CLOSING

SECTION 7.1. Operation of the Business.

(a) Except (A) as set forth in Section 7.1(a) of the Seller Disclosure Letter, (B) as expressly required by this Agreement, or (C) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Parent shall respond as soon as reasonably practicable in the manner set forth in the last sentence of this Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of the Seller Representative’s written request for such response), from the date hereof until the Closing, each of the Companies shall, and the Seller Parties shall cause each of the Companies to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its commercially reasonable efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and employees, if any (provided that they shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b) Without limiting the generality of Section 7.1(a), except (A) as set forth in Section 7.1(b) of the Seller Disclosure Letter, (B) as expressly required by this Agreement, or (C) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed; provided, that Parent shall respond as soon as reasonably practicable in the manner set forth in the last sentence of this Section 7.1 and shall be deemed to have consented if it does not respond within five (5) Business Days following receipt of the Seller Representative’s written request for such response), from the date hereof until the Closing, each of the Companies shall not, and the Seller Parties shall cause the Companies not to, do any of the following:

(i) amend its certificate of incorporation, articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its equity or equity-linked securities, (B) split, combine or reclassify any of its equity or equity-linked securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its equity or equity-linked securities, (D) purchase, redeem or otherwise acquire any of its equity or equity-linked securities, or (E) take any action that would result in any material amendment, modification or change of any term of, or material default under, any Indebtedness of any Company;

(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of, any of its equity or equity-linked securities, or (B) amend any term of any of its equity or equity-linked securities (in each case, whether by merger, consolidation or otherwise);

(iv) accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(v) incur more than $1,000,000 of capital expenditures, in the aggregate (other than capital expenditures constituting extras under a Material Contract for Newbuildings);

(vi) acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $1,000,000 in the aggregate, other than pursuant to Material Contracts existing as of the date hereof;

(vii) enter into any contract, that, if in existence on the date hereof, would be a Material Contract, or materially amend, modify, extend or terminate any Material Contract or any Interested Party Transaction (other than renewals of any Material Contracts in the ordinary course of business, the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);

(viii) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens incurred in the ordinary course of business consistent with past practice;

(ix) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company or enter into any agreement with respect to the voting of its capital stock or other securities held by any Company;

(x) (A) grant to any current or former director, officer, employee or consultant any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except to the extent required under applicable Law or existing Company Benefit Plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments as required under applicable Law or pursuant to the terms of such plan;

(xi) except as required by GAAP or Regulation S-X under the 1934 Act, make any change in any method of accounting principles, method or practices;

(xii) (A) incur or issue any Indebtedness (other than accrual of interest and drawdowns under Material Contracts existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than pursuant to Material Contracts existing as of the date hereof), or (C) repay or satisfy any Indebtedness other than repayment of Indebtedness in accordance with the terms thereof;

(xiii) change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by any Company, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;

(xiv) institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of $300,000 or that imposes material injunctive or other non-monetary relief;

(xv) disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xvi) waive, release or assign any claims or rights having a value of $300,000 individually or $1,000,000 in the aggregate;

(xvii) fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by any Company, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that none of the Companies shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;

(xviii) directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, other than pursuant to Material Contracts existing as of the date hereof, (B) sell or otherwise dispose of the Owned Vessel, or enter into any contract for the sale or disposal of the Owned Vessel, (C) enter into any contract for the bareboat or time charter-out of the Owned Vessel, (D) defer scheduled maintenance of the Owned Vessel, or (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Owned Vessel, provided, that none of the Companies will enter into any contract for the drydocking or repair of the Owned Vessel where the estimated cost thereof is in excess of $1,000,000 unless, in the case of this clause (E), such work is set forth in Section 7.1(b) of the Seller Disclosure Letter, or cannot prudently be deferred and is required to preserve the safety and seaworthiness of the Owned Vessel; or

(xix) authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xviii) of this Section 7.1(b).

If a Seller Party or any Company desires to take an action which would be prohibited pursuant to this Section 7.1 without the written consent of Parent, prior to taking such action the Seller’s Representative may request such written consent of Parent by sending an e-mail to all of the individuals set forth in Section 7.1 of the Parent Disclosure Letter. Any of the individuals set forth in Section 7.1 of the Parent Disclosure Letter may grant consent on behalf of Parent to the taking of any action that would otherwise be prohibited pursuant to this Section 7.1 by e-mail or such other notice that complies with the provisions of Section 12.2.

SECTION 7.2. Transfer of Shares. Until the termination of this Agreement in accordance with Article XI hereof or except as otherwise contemplated by this Agreement, none of the Sellers shall sell, dispose of or otherwise transfer, directly or indirectly, any Shares.

SECTION 7.3. Access to Information. After the date hereof until the Closing and subject to applicable Law and the Confidentiality Agreement, dated as of February 3, 2014, among Parent, Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (the “Confidentiality Agreement”) the terms of which the Seller Parties hereby agree to be bound by as if a party thereto and to which Parent hereby agrees to be bound as if the Seller Parties were the disclosing party thereunder, the Seller Parties and Parent shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of Parent, its Subsidiaries and the Companies, as applicable; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Companies or Parent, as applicable, and without the prior written consent of the other applicable party, none of Parent, the Seller Parties, the Companies nor any of their Affiliates will contact any employee, customer, landlord, supplier, distributor or other material business relation of the other party or its Subsidiaries (in each case, in their capacity as such) prior to the Closing (other than contacts in the ordinary course of business unrelated to the Transactions), (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of Parent, its Subsidiaries, the Seller Parties and the Companies, as applicable, to cooperate with Parent and the Seller Parties in the matters described in clauses (i) and (ii) above. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which it is a party to which it is subject or applicable Law.

SECTION 7.4. Litigation.

(a) Parent shall promptly advise the Sellers’ Representative of any Action commenced or, to the Knowledge of Parent, threatened against or involving Parent, any of its Subsidiaries or any of its officers or directors, or the Special Committee, relating to this Agreement, the Registration Rights Agreement or the Transactions and shall keep the Sellers’ Representative informed and consult with the Sellers’ Representative regarding the status of such Action on an ongoing basis. Parent shall, and shall cause its Subsidiaries to, cooperate with and give the Sellers’ Representative the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of the Sellers’ Representative.

(b) The Sellers’ Representative shall promptly advise Parent of any Action commenced or, to the Knowledge of Sellers, threatened against or involving any of the Seller Parties or any of the Companies or any of their respective officers or directors, relating to this Agreement, the Registration Rights Agreement or the Transactions and shall keep Parent informed and consult with Parent regarding the status of the Action on an ongoing basis. Each of the Seller Parties (including the Sellers’ Representative) and the Companies shall cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Parent.

ARTICLE VIII

COVENANTS OF PARENT AND THE SELLER PARTIES

SECTION 8.1. Obligations of Seller Parties. The Holdco shall take all action necessary to cause the Sellers to perform their respective obligations under this Agreement and to consummate the Transactions on the terms and conditions set forth in this Agreement and shall be liable for any breach of this Agreement by the Sellers.

SECTION 8.2. Stock Exchange Listing. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to ensure that the shares of Parent Common Stock comprising the Aggregate Consideration are listed on Nasdaq prior to or as of the Closing.

SECTION 8.3. Registration Rights Agreement; Opinion. At or prior to the Closing, Parent and the Holdco shall execute and deliver the Registration Rights Agreement. At or prior to the Closing, Parent shall deliver to the Sellers a true and correct copy of an opinion issued by Seward & Kissel in form and substance reasonably satisfactory to the Sellers that when the shares of Parent Common Stock are issued as contemplated in this Agreement, they will be validly issued, fully paid and non-assessable (the “S&K Opinion”).

SECTION 8.4. Affiliate Contracts. Except as set forth in Section 8.6 and except as set forth in Section 5.19 of the Seller Disclosure Letter, at or prior to the Closing, after giving at least three (3) Business Days’ prior notice to Parent, each of the Seller Parties shall (and shall cause their respective Affiliates to) terminate any

Contract or transaction between any Seller Party (or any Affiliate thereof), on the one hand, and any Company, on the other hand (an “Affiliate Contract”), or amend such Affiliate Contract so as to eliminate any further liability or obligation of any Company thereunder, and shall provide to the Parent evidence of such termination in form and substance reasonably satisfactory to the Parent, unless Parent provides written notice to the Sellers’ Representative prior to the end of the 3 Business Day period that it does not object to the continuation of such Contract or transaction.

SECTION 8.5. Retention of Parent Common Stock.

(a) Without the prior written consent of Parent (which consent may be withheld in its sole discretion), except as set forth in Section 8.5(c), no Seller will, directly or indirectly, other than distributions to the Holdco, in which case the Holdco will be subject to the provisions of this Section 8.5, during the period beginning on the date hereof and ending on the Survival Date (the “Subject Shares Release Date”), (i) offer, issue, assign, pledge, hypothecate, grant a security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, or otherwise transfer, encumber or dispose of any of the Subject Shares or (ii) enter into any swap or other agreement or arrangement (including a monetization arrangement or hedging or similar transaction) that transfers, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (i) or (ii) above (each, a “Transfer”) is to be settled by delivery of shares of Parent Common Stock or other securities convertible into Parent Common Stock, in cash or otherwise provided, however, that if at the Subject Shares Release Date there is an outstanding claim for indemnification pursuant to Section 12.1(b) that has been asserted pursuant to a valid notice of claim delivered in good faith by Parent pursuant to Section 12.1(e) but has not been satisfied by such date, a number of Subject Shares reasonably sufficient to satisfy such claim shall be retained by the Sellers and remain subject to the restrictions of this Section 8.5 until such claim is resolved. It is understood that (A) any securities issued to a Seller upon any exchange, stock split, stock dividend, recapitalization or the like in respect of the Subject Shares shall be considered part of the “Subject Shares” and shall be subject to the terms of this Section 8.5 in the same manner, and shall be restricted for the same period, as the Subject Shares in respect of which they were issued and (B) the restrictions set forth in this Section 8.5 shall not apply to any Transfer of any shares of Parent Common Stock owned by a Seller that is in excess of such Seller’s Subject Shares.

(b) As used herein, the “Subject Shares” shall mean the excess of (i) 359,273 of the shares of Parent Common Stock delivered to each Seller at Closing over (ii) a number of shares of Parent Common Stock equal to the aggregate amount of any cash payments made by such Seller to a Parent Indemnified Person pursuant to Section 12.1(b) as of such date divided by the Per Share Price.

(c) Notwithstanding anything to the contrary in this Section 8.5, without limitation of any restrictions on Transfer (if any) set forth in the Pappas Stockholders Agreement, either Seller shall be entitled to Transfer all or a portion of their Subject Shares without Parent’s prior written consent if either:

(i) the greater of (x) the net proceeds received upon the Transfer of such Subject Shares and (y) the Per Share Price multiplied by the number of such Subject Shares is placed by such Seller into an escrow account reasonably acceptable to Parent until the Subject Shares Release Date to satisfy such Seller’s indemnification obligations pursuant to Section 12.1(b); or

(ii) such Seller causes to be delivered to Parent a guaranty of such Seller’s indemnification obligations pursuant to Section 12.1(b) from a Person with liquidity characteristics and a net worth reasonably satisfactory to the Special Committee (on behalf of Parent), which guaranty shall be in form and substance reasonably satisfactory to the Special Committee (on behalf of Parent). Without limiting the generality of the foregoing, such prospective guarantor must own assets with liquidity characteristics that are the same or better than the liquidity characteristics of the Subject Shares. Substantially concurrently with the delivery of such guaranty, the parties hereto shall cause any amounts placed by such Seller into escrow pursuant to the preceding clause (i) to be released to such Seller.

(d) Each Seller hereby authorizes Parent and any duly appointed transfer agent to apply an appropriate legend to any certificates or book entries representing the Subject Shares to reflect the existence and general terms of this Section 8.5. Each Seller also agrees and consents to the entry of stop transfer instructions with Parent’s transfer agent against the transfer of any Subject Shares held by such Seller except in compliance with the restrictions contained herein. Parent, and any duly appointed transfer agent for the registration or transfer of the Subject Shares, are hereby authorized to decline to make or recognize any transfer of Subject Shares or other transaction relating to the Subject Shares if such transfer or transaction would constitute a violation or breach of this Section 8.5.

SECTION 8.6. Management Agreements. The Seller Parties shall (or shall cause Oceanbulk Maritime, S.A. to) consent to the termination of any existing ship management agreement to which it (or Oceanbulk Maritime, S.A.) is the ship manager with respect to the Owned Vessel that as of the date hereof is not managed by Parent or any of its Subsidiaries, which termination shall be effective no later than 60 days after the Closing. From the date hereof until no later than 60 days after the Closing, Parent shall pay no more than $750 per day as a management fee for such Owned Vessel for which services are provided under such management agreement following the Closing, and the Seller Parties shall (or shall cause Oceanbulk Maritime, S.A. to) agree to waive all other fees (including without limitation termination fees designated as “severance” pursuant to the terms of such ship management agreement), costs or expenses that are payable by Parent to the Seller Parties or Oceanbulk Maritime S.A. under such management agreement for services provided prior to or, as the case may be, following the Closing or that otherwise arise from the consummation of the Transactions, provided, that Parent shall be responsible for (i) any crew severance fees incurred as a result of such termination (but Oceanbulk Maritime S.A. and the Seller Parties agree that they shall take no actions that would result in such crew severance fees) and (ii) any out-of-pocket costs and expenses of the applicable manager related to such Owned Vessel.

ARTICLE IX

COVENANTS OF THE PARTIES

SECTION 9.1. Covenants of Parties. Parent hereby agrees to comply with its covenants and agreements set forth in the Merger Agreement, including Sections 7.1, 7.2, 7.6, 8.1, 8.6, 8.10 and 9.1 of the Merger Agreement, which sections shall apply mutatis mutandis to this Agreement. Each of the Seller Parties shall furnish all information concerning such Seller Party and its Affiliates to Parent required to be included in the Proxy Statement (as defined in the Merger Agreement), and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement.

SECTION 9.2. Regulatory Undertaking.

(a) Subject to the terms and conditions of this Agreement, the parties hereto shall, and cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Transactions, including the Parent Disclosure Documents, (ii) obtaining and maintaining any approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions, (iii) making any other submissions required in connection with the consummation of the Transactions under the 1933 Act, the 1934 Act, the MIBCA, applicable state or federal securities laws or the Nasdaq rules and regulations and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 9.2 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by Parent or its Subsidiaries expressly permitted by Sections 7.6(b) or 9.1 of the Merger Agreement.

(b) Notwithstanding anything in this Section 9.2 or otherwise in this Agreement, none of the parties hereto shall be required or permitted, without the prior written consent of all of the parties hereto, to consent to any requirement, condition, limitation, understanding, agreement or order of a Governmental Authority (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any material portion of the assets or business of such party or any of their respective Subsidiaries, or (y) that materially limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of such party or any of their respective Subsidiaries, in order to be permitted by such Governmental Authority to consummate the Transactions.

SECTION 9.3. Certain Filings. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing and shall cooperate in determining whether any action by or filing with or approvals, consents, registrations, permits, authorizations and other confirmations are required in connection with the consummation of the Transactions. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 9.4. Public Announcements. Subject to Section 7.6 of the Merger Agreement, Parent and the Sellers’ Representative shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and neither the Seller Parties nor Parent shall issue any such press release or make any such other public statement (including statements to the employees of any Company or Parent, as the case may be, or any of their respective Subsidiaries) or schedule any such press conference or conference call without the consent of Parent (in the case of the Seller Parties) or the Sellers’ Representative (in the case of Parent). Notwithstanding the foregoing, (a) the parties hereto each hereby consent to the filing of Parent’s Form 6-K on the date of this Agreement in the form previously provided by Parent to the Seller’s Representative and (b) that nothing herein will prohibit the making of any public statement or press release to the extent that it is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance.

SECTION 9.5. Further Assurances. From and after the Closing, upon the request of a party, the other parties will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement (it being understood that such instruments shall not require the Sellers or any other Person to make any representations, warranties, covenants or agreements not expressly set forth in this Agreement).

SECTION 9.6. Notices of Certain Events. Prior to the Closing or the earlier termination of this Agreement in accordance with Section 11.1, each of the Sellers’ Representative (on behalf of the Seller Parties) and Parent shall promptly notify the other if to the Knowledge of Sellers or the Knowledge of Parent, as the case may be:

(a) any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b) any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;

(c) any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of Sellers or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting any Company or Parent and any of its Subsidiaries, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d) any inaccuracy of any representation or warranty of such party contained in this Agreement occurs at any time during the term hereof that would or would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied;

(e) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder occurs that would or would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied; and

(f) any event occurs that has had a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable;

provided, that no notification provided in accordance with this Section 9.6 shall be deemed to cure any breach of any representation, warranty, covenant or agreement made in this Agreement.

SECTION 9.7. Transfer Taxes. The parties to this Agreement shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Closing, Parent shall pay or cause to be paid all Transfer Taxes.

ARTICLE X

CONDITIONS TO THE CLOSING

SECTION 10.1. Conditions to Obligations of Each Party. The respective obligations of each party hereto to consummate the Transactions are subject to the satisfaction of the following conditions:

(a) all of the conditions to the closing of the Merger Agreement set forth in Article X thereof, including the Transactions Approval, shall have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions and the Merger shall have been consummated;

(b) no applicable Law preventing or prohibiting the consummation of the Transactions shall be in effect; and

(c) the shares of Parent Common Stock included in the Aggregate Consideration and shall have been approved for listing on Nasdaq, subject to completion of the Transactions.

SECTION 10.2. Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the Transactions are further subject to the satisfaction or waiver by the Seller Parties of the following conditions:

(a) (i) the representations and warranties of Parent contained in Section 6.1, Section 6.2, Section 6.5 and Section 6.6 of this Agreement (other than Section 6.5(a), the first sentence of Section 6.5(d), Section 6.6(a) and the first sentence of Section 6.6(c)) (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) the representations and warranties of Parent contained in Section 6.5(a), the first sentence of Section 6.5(d), Section 6.6(a) and the first sentence of Section 6.6(c) of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time) and (iii) all of the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have a Parent Material Adverse Effect;

(b) Parent shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date;

(c) from the date hereof and through the Closing Date, there shall not have occurred a Parent Material Adverse Effect;

(d) the Seller Parties shall have received the duly executed S&K Opinion and Parent shall have delivered to the Sellers’ Representative the other items to be delivered by Parent pursuant to Section 8.3;

(e) Parent shall have delivered to the Sellers’ Representative as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (b), (c) and (d) of this Section 10.2 have been satisfied as of the Closing Date; and

(f) Parent shall have delivered to the Sellers’ Representative as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent, certifying as to the aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of Parent and its Subsidiaries as of the Closing Date (without giving effect to the Transactions).

SECTION 10.3. Conditions to Obligations of Parent. The obligations of Parent to consummate the Transactions is further subject to the satisfaction or waiver by Parent of the following conditions:

(a) (i) the representations and warranties of the Seller Parties contained in Section 5.8(a)(ii) shall be true and correct in all respects, (ii) the representations and warranties of the Seller Parties contained in Article IV, Section 5.1, Section 5.3 (other than Section 5.3(a), the first sentence of Section 5.3(b) and Section 5.4) of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (iii) the representations and warranties of Seller Parties contained in Section 5.3(a), the first sentence of Section 5.3(b), and Section 5.4 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iv) all of the other representations and warranties of the Seller Parties contained in this Agreement or in any certificate or other writing delivered by Sellers’ Representative pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct would not have an Company Material Adverse Effect;

(b) all of the consents, authorizations, waivers, approvals, notices, expirations, filings and registrations set forth on Section 10.3(b) of the Seller Disclosure Letter shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to Parent, on or prior to, and shall be in full force and effect on, the Closing Date;

(c) each of the Seller Parties shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d) from the date hereof through the Closing Date, there shall not have occurred a Company Material Adverse Effect;

(e) the Sellers’ Representative shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of the Sellers’ Representative to the effect that the conditions set forth in clauses (a), (b), (c) and (d) of this Section 10.3 have been satisfied;

(f) the Sellers’ Representative shall have delivered to Parent duly signed resignations in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, of (i) all members of the board of directors of each Company of their positions as directors and (ii) of all the officers of the Company of their positions as officers; and

(g) the Sellers’ Representative shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Sellers’ Representative, certifying as to the aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Companies as of the Closing Date (without giving effect to the Transactions).

SECTION 10.4. Frustration of Closing Conditions. Neither Parent, on the one hand, nor the Seller Parties, on the other hand, may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 10.2 or Section 10.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Transactions as required by and subject to Section 9.2 and Section 9.5.

ARTICLE XI

TERMINATION; AMENDMENT; WAIVER

SECTION 11.1. Termination. This Agreement may be terminated any time prior to the Closing (notwithstanding the receipt of the Transactions Approval) (provided that approval of the Special Committee shall be necessary for termination by Parent, and the Special Committee may prosecute any Action related to this Agreement on behalf of Parent):

(a) by mutual written agreement of the Sellers’ Representative and Parent;

(b) by either the Sellers’ Representative or Parent, if:

(i) the Closing shall not have occurred on or before 14 days following the closing of the Merger (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b)(i) shall not be available to any party whose breach of this Agreement has materially contributed to, or resulted in, the failure to consummate the Transactions on or prior to the End Date;

(ii) the Merger Agreement shall have been validly terminated; or

(iii) there shall be any applicable Law that prohibits the Seller Parties or Parent from consummating the Transactions and such prohibition shall have become final and nonappealable; or

(c) by the Sellers’ Representative, if Parent shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, if any representation or warranty of Parent shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that the Sellers’ Representative shall not have the right to terminate this Agreement pursuant to this paragraph if any Seller Party is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.3(a) or Section 10.3(c); and

(d) by Parent, if any of the Seller Parties shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, if any representation or warranty of any of the Seller Parties shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(c) (such circumstance, a “Material Seller Breach”), and such Material Seller Breach cannot be or, to the extent curable by the Seller Parties, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to the Sellers’ Representative of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if Parent is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.2(a) or Section 10.2(b).

The party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give written notice of such termination to the other parties.

SECTION 11.2. Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, that if such termination shall result from the intentional breach by a party of its obligations hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. For purposes hereof, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation. The provisions of this Section 11.2 and Article XII (other than Section 12.1) shall survive any termination hereof pursuant to Section 11.1.

ARTICLE XII

INDEMNIFICATION; MISCELLANEOUS

SECTION 12.1. Indemnification.

(a) The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing, except that each of (i) the representations and warranties of the Seller Parties in Section 4.1(a) (Organization, Existence and Good Standing), Section 4.1(b) (Power and Authority), Section 4.1(c) (Enforceability) and Section 4.1(g) (Title to Shares) (the “Seller Fundamental Representations”) and (ii) each of (x) the representations and warranties of the Seller Parties in Section 5.1 (Organization, Qualification and Corporate Power), Section 5.3 (Capitalization), Section 5.4 (Subsidiaries), Section 5.10 (Indebtedness and Cash), and Section 5.18 (Fees) (the “Company Fundamental Representations”) and (y) the representations and warranties of Parent in Section 6.1 (Organization, Qualification and Corporate

Power), Section 6.2 (Authorization), Section 6.4 (Fees), Section 6.5 (Capitalization of Parent), Section 6.6(a) and (c) (Subsidiaries) and Section 6.7 (Borrowed Indebtedness and Cash) (the “Parent Fundamental Representations”), shall survive for twelve (12) months after the Closing (the “Survival Date”). Each of the covenants and agreements set forth herein to be performed on or prior to the Closing Date shall survive until the Survival Date; provided, that the covenants and agreements contained herein requiring performance after the Closing shall survive the Closing in accordance with their terms. Notwithstanding the foregoing, if a valid notice of claim for indemnification relating to a breach of a Seller Fundamental Representation, a Company Fundamental Representation, a Parent Fundamental Representation or a covenant or agreement shall have been delivered in good faith in accordance with the terms of Section 12.1(e) on or prior to the Survival Date or such other applicable survival expiration date, the claims specifically set forth in such notice shall survive until such time as such claim is finally resolved.

(b) Subject to the limitations set forth herein, from and after the Closing, the Seller Parties shall jointly and severally save and keep Parent, its Affiliates (including the Companies) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, the “Parent Indemnified Persons”) harmless against and from all Damages sustained or incurred by any Parent Indemnified Person as a result of, or arising out of, (i) any breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any Seller Fundamental Representations, (ii) any breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Company Fundamental Representations, or (iii) any breach of any covenant or agreement made by a Seller Party under this Agreement (other than the covenants and agreements set forth in Section 9.6). “Damages” means all liabilities, obligations, liens, assessments, levies, losses, damages, fines, penalties and reasonable out-of-pocket costs of any investigation, response, or remedial or corrective action, whether or not arising from third party claims, including reasonable attorneys’ fees and expenses, in each case taking into account the interests held by the Sellers and their respective Affiliates in Parent; provided, that under no circumstances shall any Indemnified Person be entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a Third Party pursuant to a Third Party Claim.

(c) From and after the Closing, Parent shall indemnify, save, and keep each of the Sellers and their respective Affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, “Seller Indemnified Persons,” and together with the Parent Indemnified Persons, the “Indemnified Persons” and each an “Indemnified Person”) harmless against and from all Damages sustained or incurred by any Seller Indemnified Person as a result of, or arising out of, (i) the breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Parent Fundamental Representations, or (ii) any breach of any covenant or agreement made by Parent under this Agreement (other than the covenants and agreements set forth in Section 9.6).

(d) Following the Closing, the Special Committee shall have the authority to institute and prosecute any Action on behalf of the Parent Indemnified Persons to enforce the terms of this Agreement, and on behalf of the Parent to defend any claim for indemnification against the Parent hereunder, and in connection therewith the Special Committee shall have the authority to retain such counsel (which may include current counsel to the Parent) and other advisors at the expense of the Parent as reasonably determined appropriate by the Special Committee. In the event that following the Closing no members of the Special Committee remain for any reason whatsoever, the directors of the Parent Board that are not nominees or designees of the Oaktree Seller or their respective Affiliates shall designate one or more Persons who shall not be an Affiliate, shareholder, member, manager or employee of a Seller, Parent or any of its Subsidiaries to fill such vacancies and each such Person shall be appointed as a member of the Special Committee.

(e) Any claims for indemnification either by a Parent Indemnified Person or a Seller Indemnified Person shall be asserted and resolved in accordance with this Section 12.1(e).

(i) If a Parent Indemnified Person or a Seller Indemnified Person seeks indemnification under this Section 12.1, the Special Committee (in the case of indemnification claims sought by Parent Indemnified Persons) or the Sellers’ Representative (in the case of indemnification claims sought by Seller Indemnified Persons) shall (x) promptly, but in no event more than fifteen (15) calendar days following such party’s knowledge of any action, lawsuit, proceeding, investigation, or other claim against it (if by a third party) (collectively, “Third Party Claims”), give written notice to the Sellers’ Representative or the Special Committee, respectively, describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, and (y) promptly upon discovering the Damages or facts giving rise to such claim for indemnification (to the extent not involving a third party), deliver a written notice to the Sellers’ Representative or the Special Committee, respectively, (A) describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, (B) stating that the Indemnified Person has paid or properly accrued Damages or anticipates that it will incur liability for Damages for which such Indemnified Person is entitled to indemnification pursuant to this Agreement, and (C) the date such item was paid or accrued; provided, that any failure or delay in so notifying the Sellers’ Representative or Special Committee, as applicable, shall not relieve the Seller Parties or Parent of their obligations hereunder except to the extent such failure or delay shall have materially prejudiced the Seller Parties or Parent, respectively.

(ii) The Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons) shall be entitled to assume and control the defense of any Third Party Claim if the Sellers’ Representative or the Special Committee, respectively, shall give written notice to the Special Committee or the Sellers’ Representative, respectively, stating that it intends to assume such defense within 30 days after notice from the other party of such Third Party Claim. If the Sellers’ Representative or Special Committee assumes and controls the defense of any such Third Party Claim, (A) the applicable Indemnified Persons shall reasonably cooperate in the defense thereof, (B) the Special Committee (on behalf of the Parent Indemnified Persons) and the Sellers’ Representative (on behalf of the Seller Indemnified Persons) shall have the right, at their sole expense (provided, that the fees and expenses of such counsel employed by the Special Committee shall be at the expense of the Parent), to employ counsel separate from counsel employed by the Sellers’ Representative or the Special Committee, as applicable, in any such action and to participate in the defense thereof, but the Special Committee or the Sellers’ Representative, respectively, shall control the investigation, defense and settlement thereof, and (C) the Sellers’ Representative or Special Committee, as applicable, shall obtain the prior written consent of the Special Committee or Sellers’ Representative, respectively (which shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation (x) injunctive or other equitable relief will be imposed against any Indemnified Person, or (y) such settlement does not expressly unconditionally release the Indemnified Persons from all Damages with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Sellers’ Representative or the Special Committee, as applicable, has assumed the defense of such Third Party Claim, the Indemnified Person shall not be entitled to indemnification hereunder with respect to any settlement entered into or any judgment consented to without the prior written consent of the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons), or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons).

(iii) If the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons) does not assume the defense of such Third Party Claim, the Indemnified Person will be entitled to assume such defense, at its sole cost and expense (unless the Indemnified Person incurs Damages with respect to the matter in question for which the Indemnified Person is entitled to indemnification pursuant to this Section 12.1, in which case the Indemnified Person shall be entitled to indemnification with respect to such costs and expenses pursuant to this Section 12.1), upon delivery of notice to such effect to the Sellers’ Representative or the Special Committee, as applicable; provided, however, that the Sellers’ Representative or the Special Committee, as applicable, (A) shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense; (B) may at any time thereafter assume defense of the Third Party Claim; and (C) shall not be obligated to indemnify the Indemnified Person hereunder for any settlement entered into or any judgment consented to without the prior written consent of the Sellers’ Representative (in the case of indemnification claims sought by Parent Indemnified Persons) or the Special Committee (in the case of indemnification claims sought by Seller Indemnified Persons).

(f) Notwithstanding anything to the contrary herein, except with respect to fraud, the indemnification provisions of this Section 12.1 shall be the sole and exclusive remedy of the parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the parties and for any and all other claims arising under, out of or related to this Agreement or the negotiation or execution hereof, and no party or any of its respective Affiliates (including, in the case of Parent after the Closing, the Companies) shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties, on behalf of themselves and their respective Affiliates (including, in the case of Parent after the Closing, the Companies), to the fullest extent permitted by Law; provided, that nothing in this Section 12.1(f) shall limit the right of any party to specific performance pursuant to Section 12.13.

SECTION 12.2. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or the Special Committee, to:

Transaction Committee

Attention: Roger Schmitz / Tom Søfteland

c/o Star Bulk Carriers Corp.

Aethrion Center

40, Agiou Konstantinou Str., Maroussi 15124, Athens, Greece

Email: tom@spinnaker.as

and

c/o Monarch Alternative Capital

535 Madison Ave., Floor 26

New York, NY 10022

Email: roger.schmitz@monarchlp.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd St.

New York, New York 10019

Attention: Steven A. Cohen, Esq. / Ante Vucic, Esq.

Facsimile No.: (212) 403-2000

and

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention: James Abbott, Esq. / Robert E. Lustrin, Esq.

Facsimile No.: (212) 480-8421

if to the Seller Parties or the Sellers’ Representative, to:

Mirach Shipping Company Limited

Bluesea Invest and Holding Limited

Mirabel Shipholding & Invest Limited

c/o Sophia Damigou

Legal Counsel

Aethrion Centre

40, Agiou Konstantinou A v,

151 24 Maroussi,

Greece

Email: sdamigou@oceanbulk.gr

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Kenneth M. Schneider, Esq. / Neil Goldman, Esq.

Facsimile No.: (212) 492-0303

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

SECTION 12.3. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of Parent shall require the approval of a majority of the Special Committee, and (ii) after the Transactions Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of Parent under the MIBCA unless such amendment is subject to stockholder approval.

(b) No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 12.1(f), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

SECTION 12.4. Expenses. Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such cost or expense.

SECTION 12.5. Exhibits; Disclosure Letters. All Exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Seller Disclosure Letter and the Parent Disclosure Letter. The parties hereto agree that any reference in a particular Section of the Seller Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face or specified herein. The mere inclusion of an item in Seller Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

SECTION 12.6. Waiver. Subject to Section 12.3 hereof, at any time prior to the Closing, whether before or after the Parent Stockholders Meeting, Parent (only with the approval of the Special Committee) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Seller Parties, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the Seller Parties or with any conditions to its own obligations. Any agreement on the part of Parent to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer and signed by a member of the Special Committee (on behalf of the Special Committee). Subject to Section 12.3 hereof, at any time prior to the Closing, whether before or after the Parent Stockholders Meeting, the Sellers’ Representative (on behalf of itself and the Seller Parties) may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Parent, or with any conditions to its own obligations. Any agreement on the part of the Sellers’ Representative to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Sellers’ Representative by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 12.7. Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Transactions.

SECTION 12.8. JURISDICTION. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO

OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 12.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 12.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

SECTION 12.11. Entire Agreement. This Agreement, the Registration Rights Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 12.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

SECTION 12.14. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.15. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 12.16. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 12.1, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 12.1, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement after the Closing to any Affiliate of Parent; provided, that no such assignment shall relieve Parent of any obligations under this Agreement. Any purported assignment without such prior written consents shall be void.

SECTION 12.17. Sellers’ Representative.

(a) By virtue of the adoption of this Agreement, the Sellers’ Representative is hereby authorized, directed and appointed to act as sole and exclusive agent, attorney-in-fact and representative of the Seller Parties, with full power of substitution with respect to all matters under this Agreement, including determining, giving and receiving notices and processes hereunder, executing and delivering, on behalf of the Seller Parties, any and all documents or certificates to be executed by the Seller Parties, in connection with this Agreement, the Registration Rights Agreement and the Transactions, granting any waiver, consent or approval on behalf of the Seller Parties under this Agreement, appointing one or more successor Sellers’ Representatives, contesting and settling any and all claims for indemnification pursuant to Section 12.1, resolving any other disputes hereunder, performing the duties expressly assigned to the Sellers’ Representative hereunder and to engage and employ agents and representatives and to incur such other expenses as the Sellers’ Representative shall reasonably deem necessary or prudent in connection with the foregoing. The Sellers’ Representative shall have the sole and exclusive right on behalf of any Seller Parties to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under Section 12.1 and to settle any claim or controversy arising with respect thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Sellers’ Representative consistent herewith, shall be absolutely and irrevocably binding on each Seller Party as if such Person personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Person’s individual capacity, and no such Person shall have the right to object, dissent, protest or otherwise contest the same.

(b) The appointment of the Sellers’ Representative as the attorney-in-fact of each of the Seller Parties revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Person with regard to this Agreement. The appointment of the Sellers’ Representative as attorney-in-fact pursuant hereto is coupled with an interest and is irrevocable. The obligations of each of the Seller Parties pursuant to this Agreement (i) will not be terminated by operation of law, death, mental or physical incapacity, liquidation, dissolution, bankruptcy, insolvency or similar event with respect to such Person or any proceeding in connection therewith, or in the case of a trust, by the death of any trustee or trustees or the termination of such trust, or any other event, and (ii) shall survive the delivery of an assignment by any such Person of the whole or any fraction of its interest in any payment due to it under this Agreement.

(c) The Sellers’ Representative hereby accepts the foregoing appointment and agrees to serve as Sellers’ Representative, subject to the provisions hereof, for the period of time from and after the date hereof without compensation except for the reimbursement from the Seller Parties of fees and expenses incurred by Sellers’ Representative in its capacity as such.

(d) For all purposes of this Agreement, Parent, the Special Committee and the Parent Board shall be entitled to rely conclusively on the instructions and decisions of the Sellers’ Representative as to the settlement of any claims for indemnification by any Parent Indemnified Person pursuant to Section 12.1 or any other actions required or permitted to be taken by the Sellers’ Representative hereunder or in connection with the Transactions.

(e) The Sellers’ Representative shall not, in the absence of bad faith, willful misconduct or gross negligence, have any liability to the Seller Parties whatsoever with respect to its actions, decisions and determinations, and shall be entitled to assume that all actions, decisions and determinations are fully authorized by each and every one of the Seller Parties.

(f) The Sellers’ Representative shall be entitled to rely upon any Order, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Sellers’ Representative may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the Person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Sellers’ Representative may conclusively presume that the undersigned representative of any party hereto which is an entity other than a natural person has full power and authority to instruct the Sellers’ Representative on behalf of that party unless written notice to the contrary is delivered to the Sellers’ Representative.

(g) The Sellers’ Representative may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.

(h) Parent hereby agrees that the Sellers’ Representative shall not, in its capacity as such, have any liability to Parent whatsoever with respect to its actions, decisions or determinations.

(i) The rights, powers and benefits of the Sellers’ Representative under this Agreement shall survive any termination of this Agreement.

SECTION 12.18. No Third Party Beneficiaries. Except as provided in Section 12.1, Section 12.19 or Section 12.20 (each of which provisions is intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), the parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties.

SECTION 12.19. Waiver of Conflicts. Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Sellers’ Counsel”) has acted as legal counsel to the Seller Parties and their respective Affiliates prior to the Closing in connection with the transactions contemplated by this Agreement. The parties recognize the community of interest that exists and will continue to exist until the Closing, and the parties agree and acknowledge that such community of interest should continue to be recognized after the Closing. Specifically, the parties agree that (a) neither the Parent nor any Company shall seek to have any Sellers’ Counsel disqualified from representing a Seller Party or its Affiliates (or any other equityholder of a Seller Party) in any dispute (whether in contract or tort) that may arise between a Company or its Affiliates formerly represented by Sellers’ Counsel, on the one hand, and a Seller Party or its Affiliates (or any other equityholder of a Seller Party), on the other hand, based upon, arising out of or related to this Agreement or any of the transactions contemplated by this Agreement in whole or in part and (b) in connection with any dispute that may arise between a Company or its Affiliates formerly represented by Sellers’ Counsel, on the one hand, and a Seller Party or its Affiliates (or any other equityholder of a Seller Party), on the other hand, a Seller Party and its Affiliates shall have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between a Company or its Affiliates formerly represented by Sellers’ Counsel or a Seller Party and its Affiliates, on the one hand, and any Sellers’ Counsel, on the other hand, that occurred on or prior to the Closing, provided that the foregoing shall not extend to any communication or file not involving the negotiation, documentation and consummation of the Transactions or the matters contemplated hereby. The covenants contained in this Section 12.19 are intended to be for the benefit of, and shall be enforceable by, Sellers’ Counsel and its legal representatives and shall not be deemed exclusive of any other rights to which Sellers’ Counsel is entitled, whether pursuant to law, contract or otherwise.

SECTION 12.20. Non-Recourse. Except as set forth in the Registration Rights Agreement (and then only with respect to the entities expressly named as parties therein and then only with respect to the specific obligations of such party set forth therein), (i) this Agreement may be enforced only against, and any Action based upon, arising out of, or related to this Agreement or the Transactions may be brought only against, the entities that are expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party and (ii) with respect to each party, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of such named party shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any Action or claim based on, arising out of, or related to this Agreement or the Transactions. The provisions of this Section 12.20 are intended to be for the benefit of, and enforceable by the directors, officers, employees, incorporators, members, partners, stockholders, agents, attorneys, advisors, lenders and other representatives and Affiliates referenced in this Section 12.20 and each such Person shall be a third party beneficiary of this Section 12.20.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

STAR BULK CARRIERS CORP.

By:	/s/ Spyros Capvalos
Name: Spyros Capvalos Title: Chief Executive Officer

MIRABEL SHIPHOLDING & INVEST LIMITED

By:	/s/ Paul Andy Williams
Name: Paul Andy Williams
Title: Director

MIRACH SHIPPING COMPANY LIMITED

By:	/s/ Stavve Kananes
Name: Stavve Kananes
Title: Director

BLUESEA INVEST AND HOLDING LIMITED

By:	/s/ Kenneth M. Hands
Name: Kenneth M. Hands
Title: Director